Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268607

PROSPECTUS SUPPLEMENT NO. 21

(to Prospectus dated March 17, 2023)

Scilex Holding Company

Up to 28,078,672 Shares of Common Stock

This prospectus supplement supplements the prospectus dated March 17, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-268607) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on March 13, 2023 and declared effective by the Securities and Exchange Commission on March 17, 2023. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 27, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time of up to 28,078,672 shares of our common stock, par value $0.0001 per share (the “Common Stock”), by YA II PN, Ltd., a Cayman Islands exempt limited partnership (the “Selling Securityholder”). The shares included in the Prospectus and this prospectus supplement consist of shares of Common Stock that we have issued or that we may, in our discretion, elect to issue and sell to the Selling Securityholder, from time to time, pursuant to a standby equity purchase agreement we entered into with the Selling Securityholder on November 17, 2022, as amended and restated on February 8, 2023 (the “A&R Yorkville Purchase Agreement”), in which the Selling Securityholder has committed to purchase from us, at our direction, up to $500,000,000 of our Common Stock, subject to terms and conditions specified in the A&R Yorkville Purchase Agreement.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On February 26, 2024, the last reported sales price per share of our Common Stock was $2.07.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 15 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 27, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 26, 2024

SCILEX HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-39852	92-1062542
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (650) 516-4310

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50 per share	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

As previously disclosed by Scilex Holding Company (the “Company”), on March 12, 2021, Scilex Pharmaceuticals Inc., the Company’s wholly owned subsidiary (“Scilex Pharma”), and Sorrento Therapeutics, Inc. (“Sorrento”, together with Scilex Pharma, the “Plaintiffs”) filed an action (the “Action”) in the Delaware Court of Chancery (the “Court”) against the former President of Scilex Pharma, Anthony Mack, and Virpax Pharmaceuticals, Inc. (“Virpax”, together with Anthony Mack, the “Defendants”), a company founded and then headed by Mr. Mack, alleging, among other things, breach by Mr. Mack of a restrictive covenant agreement with Sorrento related to his sale of his Scilex Pharma stock to Sorrento, tortious interference with that agreement by Virpax, breach of Mr. Mack’s fiduciary duties to Scilex Pharma, aiding and abetting of that breach by Virpax, and misappropriation of Scilex Pharma’s trade secrets by Mr. Mack and Virpax. Such lawsuit sought, among other relief, damages and various forms of injunctive relief. The case was tried from September 12, 2022 to September 14, 2022. On September 1, 2023, the Court found in favor of the Plaintiffs on all but three counts deemed to have been waived. In its 95-page opinion, the Court instructed the parties to submit supplemental briefing on the appropriate remedy to implement its rulings. On October 18, 2023, Plaintiffs submitted a supplemental brief on remedies. On November 29, 2023, Defendants submitted a supplemental brief on remedies. On December 21, 2023, Plaintiffs submitted a supplemental reply brief on remedies.

On February 26, 2024, the Plaintiffs and Virpax entered into a term sheet regarding a mutual release and settlement agreement (the “Settlement Term Sheet”), pursuant to which the parties have agreed to enter a definitive settlement agreement by or before March 1, 2024 to resolve their ongoing disputes and provide for, among other things, that Virpax will be obligated to make the following payments to the Company to settle the Action: (i) $3.5 million by March 1, 2024 (the “Initial Payment”); (ii) $2.5 million by July 1, 2024 and (iii) to the extent any of the following drug candidates are ever sold, royalty payments of (a) 6% of annual Net Sales (as defined therein) of Epoladerm; (b) 6% of annual Net Sales of Probudur and (c) 6% of annual Net Sales of Envelta. Such royalty payments will end upon (i) expiration of the last-to-expire valid patent claim of Virpax or its licensor covering the manufacture, use or sale of such product in such country; and (ii) expiration of any period of regulatory exclusivity for such product in such country.

In addition, the Settlement Term Sheet provides that Virpax will be obligated to remove from its computing systems, and destroy all hard copies of, any nonpublic information of the Company, and create a preservation copy of such information that shall be maintained until a binding settlement or final, non-appealable decision is reached as to all parties to the litigation.

Each of the Plaintiffs and Virpax provides mutual releases of all claims that exist as of the date of the execution of the Settlement Term Sheet, whether known or unknown, arising from any allegations set forth in the Action. The Plaintiffs’ release relates to claims against Virpax only, which shall not affect the Plaintiffs’ claims against Mr. Mack. Plaintiffs have not released Mr. Mack, and litigation against him remains ongoing. Plaintiffs’ release as to Virpax is conditioned upon Virpax’s Initial Payment. The Plaintiffs and Virpax are required to make best efforts to enter into a definitive agreement with respect to the terms set forth in the Settlement Term Sheet, but if they fail to do so by or before March 1, 2024, such term sheet will be binding and enforceable with respect to all the terms set forth therein.

The foregoing is a summary of the material terms of the Settlement Term Sheet, does not purport to be complete and is subject to, and qualified in its entirety by, such document attached as Exhibit 10.1, to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 8.01. Other Events.

On February 26, 2024, the Company issued a press release announcing the Settlement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

10.1	Settlement Term Sheet, dated February 26, 2024, by and between Scilex Pharmaceuticals Inc., Sorrento Therapeutics, Inc. and Virpax Pharmaceuticals, Inc.

99.1	Press Release, dated February 26, 2024.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

Date: February 27, 2024	By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

Exhibit 10.1

TERM SHEET

This Term Sheet summarizes the principal terms of a mutual release and settlement agreement (the “Definitive Agreement”) between Plaintiffs Sorrento Therapeutics, Inc. and Scilex Pharmaceuticals Inc. and Defendant Virpax Pharmaceuticals, Inc. to fully resolve the Parties’ ongoing disputes. The Parties will make best efforts to enter into the Definitive Agreement, but if they fail to do so by or before March 1, 2024, this Term Sheet will be binding and enforceable in all of its terms. This Term Sheet outlines terms which shall be embodied in the Definitive Agreement that will include additional provisions and terms as the Parties shall negotiate and agree.

A. GLOBAL SETTLEMENT

1. Dismissal of the Action Against Virpax	On February 26, 2024, the Parties will notify the Court that the Parties have reached a conditional settlement agreement as to the claims against Virpax only and ask the Court to refrain from issuing any opinion or order as to Virpax. By March 1, 2024, upon Virpax’s initial payment as set forth in Section A.3, the Parties will file a stipulation of dismissal, with prejudice, their claims, counterclaims, and defenses against each other in Delaware Court of Chancery, Case No. 2021-0210-PAF (the “Action”).

2. Mutual Releases

Each Party releases all claims against the other Party that exist as of the date of the execution of the Term Sheet, whether known or unknown (including, waiving the protections of California Civil Code § 1542), arising from any allegations set forth in the Action. Plaintiffs release will be as to Virpax only, and Plaintiffs are not releasing Mr. Anthony Mack. Plaintiffs’ release as to Virpax will become effective upon Virpax’s initial payment of $3.5 million as set forth in Section A.3.

For the avoidance of doubt, each Party retains the right to bring an action against the other Party or Parties to enforce the terms of this Term Sheet.

3. Monetary Payments

Virpax will pay Plaintiffs a total of $6 million to settle Plaintiffs’ claims against Virpax. This will be paid as followed:

•  By March 1, 2024, Virpax will pay Plaintiffs $3.5 million, payable to Scilex.

•  By July 1, 2024 Virpax will pay Plaintiffs $2.5 million, payable to Scilex.

Each Party shall bear its own attorneys’ fees and costs associated with this litigation.

4. Royalty Payments	To the extent any of the below drug candidates are ever sold, Virpax will pay Plaintiffs royalties in the following amounts:

• 6% of annual Net Sales of Epoladerm;

• 6% of annual Net Sales of Probudur;

• 6% of annual Net Sales of Envelta.

“Net Sales” shall mean, with respect to any product, the gross amount invoiced with respect thereto, whether by Virpax, any affiliate of Virpax, any sub-licensee, co-marketer, collaborator, joint venturer or other partner (collectively, the “Selling Parties”) in an arm’s length transaction exclusively for money or, where the sale is not at arm’s length or not exclusively for money, the price that would have been so invoiced if it had been at arm’s length exclusively for money, less the following to the extent allowed, paid or accrued with respect to such sales consistent with relevant accounting standards:

(a) normal and customary trade, cash and/or quantity discounts allowed and taken, and wholesaler and inventory management fees paid, with respect to sales of such product or products;

(b) amounts paid, repaid or credited by reason of defects, rejection, recalls, returns and allowances with respect to such product or products;

(c) any applicable sales, use or value-added taxes;

(d) charges, chargebacks, rebates, discounts and amounts under rebate programs paid or accrued on sale or dispensing of the such product;

(e) all transportation charges, including freight, postage and insurance related directly to such product, in each case to the extent included in the invoice price to a buyer; and

(f) all other deductions allowed by relevant accounting standards, as consistently applied by Virpax and its affiliates (or their licensees or sub-licensees, as applicable) in determining net product sales.

For clarification, sale of product by a selling party to another selling party for resale by such entity to a third party shall not be deemed a sale for purposes of this definition of “Net Sales,” provided that the subsequent resale is included in the computation of Net Sales. Further, transfers or dispositions of Product, without consideration: (A) in connection with patient assistance programs; (B) for charitable or promotional purposes; (C) for preclinical, clinical, regulatory or governmental purposes or under so-called “named patient” or other limited access programs; or (D) for use in any tests or studies reasonably necessary to comply with applicable law, regulation or request by a regulatory authority, shall not, in each case of (A) through (D), be deemed sales of such product for purposes of this definition of “Net Sales.”

Royalty term will end upon:

(a) expiration of the last-to-expire valid patent claim of Virpax or its licensor covering the manufacture, use or sale of such product in such country; and

(b) expiration of any period of regulatory exclusivity for such product in such country

B. SEARCH FOR AND REMOVAL OF SCILEX DOCUMENTS

1. Search for and Destruction of Scilex Information	Within 30 days of the execution of the Definitive Agreement, or 60 days from the date this Term Sheet is fully executed, whichever is earlier, Virpax shall perform a search of its systems for Scilex’s nonpublic information, including all documents identified in the pleadings and alleged to be Scilex’s confidential information. Virpax shall destroy all hard copies of such information and shall remove any such information from its computing systems but shall create a preservation copy of such information on a hard drive that shall be maintained by Virpax’s counsel Ballard Spahr during the pendency of this Action until there is a binding settlement or final, non-appealable decision as to all Parties.

C. OTHER MATTERS

1. No admission of liability	By entering into this Term Sheet or any Definitive Agreement, neither Party is admitting liability for any claim including those asserted in the Action.

2. Governing Law	Delaware.

/s/ Jaisim Shah On behalf of Scilex Pharmaceuticals Inc.
By: Jaisim Shah
Its: CEO
Date: February 26, 2024

/s Moshin Meghji
On behalf of Sorrento Therapeutics, Inc.
By: Moshin Meghji
Its: CRO
Date: February 26, 2024

/s/ Gerald W. Bruce
On behalf of Virpax Pharmaceuticals, Inc.
By: Gerald W. Bruce
Title: CEO
Date: February 26, 2024

Exhibit 99.1

FOR IMMEDIATE RELEASE February 26, 2024

Scilex Holding Company’s Wholly Owned Subsidiary, Scilex Pharmaceuticals Inc., Enters into a Term Sheet with Virpax Pharmaceuticals, Inc. Regarding a Mutual Release and Settlement Agreement

PALO ALTO, CALIFORNIA – February 26, 2024 (GLOBE NEWSWIRE)—Scilex Holding Company (Nasdaq: SCLX, “Scilex” or “Company”), an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain, today announced that its wholly owned subsidiary, Scilex Pharmaceuticals Inc. (“Scilex Pharma”), and Sorrento Therapeutics, Inc. (“Sorrento”) entered into a term sheet with Virpax Pharmaceuticals, Inc. (“Virpax”) regarding a mutual release and settlement agreement (the “Settlement Term Sheet”) relating to an action (the “Action”) filed by Scilex Pharma and Sorrento (together, the “Plaintiffs”) against Anthony Mack, former President of Scilex Pharma and Virpax, a company founded and then headed by Mr. Mack. Pursuant to the Settlement Term Sheet, the parties have agreed to enter a definitive settlement agreement by or before March 1, 2024 to resolve their ongoing disputes and provide for, among other things, that Virpax will be obligated to make the following payments to the Company to settle the Action: (i) $3.5 million by March 1, 2024 (the “Initial Payment”); (ii) $2.5 million by July 1, 2024 (the “Second Payment”) and (iii) to the extent any of the following drug candidates are ever sold, royalty payments of (a) 6% of annual Net Sales (as defined in the Settlement Term Sheet) of Epoladerm; (b) 6% of annual Net Sales of Probudur and (c) 6% of annual Net Sales of Envelta. Such royalty payments will end upon (i) expiration of the last-to-expire valid patent claim of Virpax or its licensor covering the manufacture, use or sale of such product in such country; and (ii) expiration of any period of regulatory exclusivity for such product in such country.

Each of the Plaintiffs and Virpax provides mutual releases of all claims that exist as of the date of the execution of the Settlement Term Sheet, whether known or unknown, arising from any allegations set forth in the Action. The Plaintiffs’ release relates to claims against Virpax only, which does not affect their claims against Mr. Mack. Plaintiffs have not released Mr. Mack, and litigation against him remains ongoing. Plaintiffs’ release as to Virpax is conditioned upon Virpax’s Initial Payment. The Plaintiffs and Virpax are required to make best efforts to enter into a definitive agreement with respect to the terms set forth in the Settlement Term Sheet, but if they fail to do so by or before March 1, 2024, such term sheet will be binding and enforceable with respect to all the terms set forth therein.

For more information on ZTlido® including Full Prescribing Information, refer to www.ztlido.com.

For more information on ELYXYB®, including Full Prescribing Information, refer to www.elyxyb.com.

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For more information on Gloperba®, including Full Prescribing Information, refer to www.gloperba.com.

About Scilex Holding Company

Scilex Holding Company is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Scilex’s commercial products include: (i) ZTlido® (lidocaine topical system) 1.8%, a prescription lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) GLOPERBA®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults, expected to launch in 2024.

In addition, Scilex has three product candidates: (i) SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SEMDEXATM” or “SP-102”), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica for which Scilex has completed a Phase 3 study; (ii) SP-103 (lidocaine topical system) 5.4%, (“SP-103”), a next-generation, triple-strength formulation of ZTlido, for the treatment of chronic neck pain and for which Scilex has recently completed a Phase 2 trial in low back pain; and (iii) SP-104 (4.5 mg, low-dose naltrexone hydrochloride delayed-release capsules) (“SP-104”), a novel low-dose delayed-release naltrexone hydrochloride being developed for the treatment of fibromyalgia, for which Phase 1 trials were completed in the second quarter of 2022 and a Phase 2 clinical trial is expected to commence in 2024.

Scilex Holding Company is headquartered in Palo Alto, California.

Forward-Looking Statements

This press release and any statements made for and during any presentation or meeting concerning the matters discussed in this press release contain forward-looking statements related to Scilex and its subsidiaries under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include statements regarding the timing of the Initial Payment and Second Payment, timing of entering into a definitive settlement agreement, the settlement of the Action, each parties’ mutual releases of all claims arising from the Action, and the extent to which any of the noted drug candidates are ever sold and any related royalty payments in respect thereof.

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Risks and uncertainties that could cause Scilex’s actual results to differ materially and adversely from those expressed in our forward-looking statements, include, but are not limited to: risks associated with the unpredictability of trading markets and whether a market will be established for Scilex’s common stock; general economic, political and business conditions; risks related to COVID-19 (and other similar disruptions); the risk that the potential product candidates that Scilex develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all; risks relating to uncertainty regarding the regulatory pathway for Scilex’s product candidates; the risk that Scilex will be unable to successfully market or gain market acceptance of its product candidates; the risk that Scilex’s product candidates may not be beneficial to patients or successfully commercialized; the risk that Scilex has overestimated the size of the target patient population, their willingness to try new therapies and the willingness of physicians to prescribe these therapies; risks that the outcome of the trials and studies for SP-102, SP-103 or SP-104 may not be successful or reflect positive outcomes; risks that the prior results of the clinical and investigator-initiated trials of SP-102 (SEMDEXA™), SP-103 or SP-104 may not be replicated; regulatory and intellectual property risks; and other risks and uncertainties indicated from time to time and other risks described in Scilex’s most recent periodic reports filed with the Securities and Exchange Commission, including Scilex’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, including the risk factors set forth in those filings. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and Scilex undertakes no obligation to update any forward-looking statement in this press release except as may be required by law.

Contacts:

Investors and Media

Scilex Holding Company

960 San Antonio Road

Palo Alto, CA 94303

Office: (650) 516-4310

Email: investorrelations@scilexholding.com

Website: www.scilexholding.com

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SEMDEXA™ (SP-102) is a trademark owned by Semnur Pharmaceuticals, Inc., a wholly-owned subsidiary of Scilex Holding Company. A proprietary name review by the FDA is planned.

ZTlido® is a registered trademark owned by Scilex Pharmaceuticals Inc., a wholly-owned subsidiary of Scilex Holding Company.

Gloperba® is the subject of an exclusive, transferable license to use the registered trademark by Scilex Holding Company.

ELYXYB® is the subject of an exclusive, transferable license to use the registered trademark by Scilex Holding Company.

All other trademarks are the property of their respective owners.

© 2024 Scilex Holding Company All Rights Reserved.

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